[redacted]

08001349

RECEIVED
[illegible] MAR 17 A 7: [illegible]
[illegible] OF INTERNATIONAL CORPORATE FINANCE

13 March 2008

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENTS

Attached please find copies of announcements in respect of dealings in securities by:

- a Director (J H Schindehütte) in Absa Group Limited ordinary shares as published on the Johannesburg Securities Exchange's News Service (SENS) on 28 February 2008.
- a Director (BJ Willemse) in Absa Group Limited ordinary shares as published on the Johannesburg Securities Exchange's News Service (SENS) on 29 February 2008.
- a Director (SF Booysen) in Absa Group Limited ordinary shares as published on the Johannesburg Securities Exchange's News Service (SENS) on 5 March 2008.
- a Director (LL von Zeuner) in Absa Group Limited ordinary shares as published on the Johannesburg Securities Exchange's News Service (SENS) on 7 March 2008.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

Yours faithfully

A Pawson
A Pawson
Company Secretary

Dew 3/19

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE the following information is disclosed.

Name:	J H Schindehütte
Designation:	Absa Group and Absa Bank executive director
Date of transaction:	28 February 2008
Number of shares purchased:	23 224 at 11 626,59 cents per share
Nature of transaction:	Purchase of shares in terms of the Absa Group Voluntary Executive Share Award Scheme (VESAS)
Class of securities:	Absa Group ordinary shares
Value of transaction:	Approximate value of R2 700 000.00
Nature of interest:	Direct beneficial

Clearance has been obtained in respect of this dealing in securities.

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Johannesburg
3 March 2008

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LIMITED (JSE) LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE the following information is disclosed.

Name:	BJ Willemse
Designation:	Absa Group and Absa Bank non-executive director
Date of transaction:	29 February 2008
Number of shares purchased:	1 000 at 11 300 cents per share
Nature of transaction:	Purchase of shares
Class of securities:	Absa Group ordinary shares
Value of transaction:	R113 000.00
Nature of interest:	*Indirect beneficial*

Clearance has been obtained in respect of this dealing in securities.

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Johannesburg
4 March 2008

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LIMITED (JSE) LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE the following information is disclosed.

Name:	S F Booysen
Designation:	Absa Group and Absa Bank Chief Executive
Date of transactions:	5 March 2008
Number of shares purchased:	40 000 at 3 367 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 7 June 2002
Class of securities:	Absa Group ordinary shares
Value of transaction:	R1 346 800.00
Nature of interest:	Direct beneficial
Number of shares purchased:	45 000 at 3 501 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 5 June 2003
Class of securities:	Absa Group ordinary shares
Value of transaction:	R1 575 450.00
Nature of interest:	Direct beneficial

Clearance has been obtained in respect of these dealing in securities.

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Johannesburg
6 March 2008

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LIMITED (JSE) LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE the following information is disclosed.

Name:	L L von Zeuner
Designation:	Absa Group and Absa Bank Executive Director
Date of transaction:	7 March 2008
Number of shares purchased:	20 000 at 3 367 cents per share
Nature of transaction:	Purchase of shares following the exercise of options. These options were granted on 7 June 2002
Class of securities:	Absa Group ordinary shares
Value of transaction:	R673 400.00
Nature of interest:	Direct beneficial

Clearance has been obtained in respect of this dealing in securities.

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Johannesburg
10 March 2008

END